SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 3)*
GENERAL GROWTH PROPERTIES, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Robert A. Profusek, Esq.
Peter E. Izanec, Esq.
Jones Day
222 East 41st Street,
New York, New York 10017
212-326-3939
April 15, 2009
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107	Page	2	of	11 Pages

1	NAME OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,261,369

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

23,261,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

23,261,369

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

1 This calculation is based on 313,573,413 shares of common stock (“Common Shares”) of General Growth Properties, Inc. (the “Issuer”) outstanding as of February 20, 2009 as reported in its Annual Report on Form 10-K (the “2008 10-K”).

CUSIP No.	370021107	Page	3	of	11 Pages

1	NAME OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,261,369

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

23,261,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

23,261,369

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

2 This calculation is based on 313,573,413 Common Shares outstanding as of February 20, 2009 as reported in the 2008 10-K.

CUSIP No.	370021107	Page	4	of	11 Pages

1	NAME OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,179,744

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

8,179,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

8,179,744

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

3 This calculation is based on 313,573,413 Common Shares outstanding as of February 20, 2009 as reported in the 2008 10-K.

CUSIP No.	370021107	Page	5	of	11 Pages

1	NAME OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,261,369

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

23,261,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

23,261,369

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.4%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

4 This calculation is based on 313,573,413 Common Shares outstanding as of February 20, 2009 as reported in the 2008 10-K.

Item 1. Security and Issuer
     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D, as previously amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $.01 per share (the “Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.
     As of April 15, 2009, the Reporting Persons beneficially owned an aggregate of 23,261,369 Common Shares, representing approximately 7.4% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 54,000,000 notional Common Shares under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 77,261,369 Common Shares (approximately 24.6% of the outstanding Common Shares).
Item 4. Source and Amount of Funds or Other Consideration
Item 4 is hereby supplemented as follows:
     On April 15, 2009, the Issuer and GGP Limited Partnership (“GGPLP”) obtained a commitment (the “Commitment Letter”) from Pershing Square, as agent, and certain of Pershing Square’s affiliates to provide, subject to the satisfaction of certain conditions, the Issuer, GGPLP and certain affiliates of the Issuer with post-petition financing pursuant to a Senior Secured Debtor-In-Possession Credit, Security and Guaranty Agreement among the Issuer, GGPLP, certain affiliates of the Issuer, Pershing Square, as agent for the lenders, and the lenders party thereto (the “Lenders”) (the “DIP Credit Agreement”). The Commitment Letter was entered into in connection with the Issuer, GGPLP and certain of the Issuer’s domestic subsidiaries (collectively, the “Debtors”) filing voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) (the “Chapter 11 Cases”) on April 16, 2009 (the “Commencement Date”).
     Upon approval of the Bankruptcy Court, the Issuer, GGPLP and the Debtors will be authorized to enter into the DIP Credit Agreement. In connection with the Commitment Letter, the Issuer paid Pershing Square a fee of $15 million. The DIP Credit Agreement provides for a term loan in the aggregate amount of $375 million (the “DIP Term Loan”), which will be used to refinance certain pre-petition secured indebtedness and will be available to fund the Debtors’ working capital requirements. The DIP Credit Agreement provides that principal outstanding on the DIP Term Loan will bear interest at an annual rate equal to LIBOR (subject to a minimum LIBOR floor of 3%) plus 12%.

     The DIP Credit Agreement further provides that upon the effective date of a plan of reorganization for the Issuer in the Chapter 11 Cases, the Issuer will issue warrants to Pershing Square and its designees (the “Warrants”) to acquire for a nominal exercise price (i) with respect to the Issuer, 4.9%, on a fully diluted basis, of each class or series of equity securities of the Issuer, and (ii) with respect to certain subsidiaries, 4.9%, on a fully diluted basis, of any class of equity securities of such subsidiary issued in respect of certain claims in connection with the Chapter 11 Cases. In the event that, in connection with a plan of reorganization with respect to the Debtors, the Issuer, GGPLP or The Rouse Company LP offers to sell any newly issued equity securities, such seller will be obligated to offer to sell to Pershing Square and its designees up to an aggregate of 4.9% of such equity securities (on a fully diluted basis) on the same terms.
     Under certain circumstances the Issuer has the option, and in other circumstances the obligation, to convert some or all of the DIP Term Loan into equity of the Issuer, including amounts of the DIP Term Loan that have been previously repaid by the Issuer (if any).
     The foregoing summary of the Commitment Letter, the DIP Credit Agreement and the transactions contemplated thereby is not complete and is subject in its entirety to the Commitment Letter and the DIP Credit Agreement, which are filed as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference.
     It is anticipated that William A. Ackman will join the Board of Directors of the Issuer once the Bankruptcy Court approves the DIP Credit Agreement. The Lenders’ obligation to make the DIP Term Loan is not contingent on Mr. Ackman’s appointment or election to the Board of Directors of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby supplemented as follows:
     The disclosure set forth under Item 4 above relating to the Commitment Letter, DIP Credit Agreement and Warrants is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Commitment Letter, dated April 15, 2009, by and among Pershing Square, the Issuer, GGP Limited Partnership, PS Green Holdings, LLC, and PS Green Inc.

Exhibit 99.2	Form of Senior Secured Debtor In Possession, Security and Guaranty Agreement, by and among the Lenders named therein, Pershing Square, as administrative agent for the Lenders, the Issuer, GGP Limited Partnership, and the Guarantors named therein.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2009	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Commitment Letter, dated April 15, 2009, by and among Pershing Square, the Issuer, GGP Limited Partnership, PS Green Holdings, LLC, and PS Green Inc.

Exhibit 99.2	Form of Senior Secured Debtor In Possession, Security and Guaranty Agreement, by and among the Lenders named therein, Pershing Square, as administrative agent for the Lenders, the Issuer, GGP Limited Partnership, and the Guarantors named therein.